CONNER & WINTERS
ATTORNEYS AND COUNSELORS AT LAW

4000 One Williams Center
Tulsa, Oklahoma 74172
918.586.5711 Phone
918.586.8982 Fax
www.cwlaw.com

J. Ryan Sacra	Direct Line: 918.586.8528
Attorney at Law	Direct Fax: 918.586.8628
rsacra@cwlaw.com

February 5, 2009

Dennis Hult
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C.  20549

Re:          Greystone Logistics, Inc.
Form 8-K
Filed January 13, 2009
File No. 0-26311

Dear Mr. Hult:

In connection with your review of the above captioned filings, Greystone Logistics, Inc. (“Greystone”), offers the following responses to the comments and requests contained in your letter to Warren F. Kruger dated January 15, 2009.  To facilitate your review of Greystone’s responses, each of your comments has been restated followed by Greystone’s response.  In addition, each response has been numbered to correspond to the numbers used in your letter.

Comment No. 1:

We note that on January 7, 2009, your former independent registered public accounting firm Tullius Taylor Sartain & Sartain LLP entered into a merger with Hogan Slovacek, P.C. (also a registered public accounting firm) and became Hogan Taylor LLP.  It appears that Hogan Taylor LLP, upon approval or ratification by the Company’s Board of Directors will become your principal independent accountant.  We are unable to verify that the firm of Hogan Taylor LLP is registered with the Public Company Accounting Oversight Board (PCAOB).  Section 102 of the Sarbanes-Oxley Act of 2002 requires that any person preparing or issuing, or participating in the preparation or issuance of, any audit report or review report with respect to any issuer must be a registered public accounting firm.  That is the firm must be registered with the PCAOB.  Please have Hogan Taylor LLP confirm its registration (or its intent to register) with the PCAOB and provide us support of that registration.

Mr. Dennis Hult
Division of Corporation Finance
Securities and Exchange Commission
February 5, 2009

Response No. 1:

HoganTaylor LLP has confirmed with us that it is registered with the PCAOB.  This fact can be confirmed through the PCAOB’s website.

Comment No. 2:

Please tell us how you comply with Item 304(a)(3) of Regulation S-K which requires an exhibit 16 letter from the prior accountant.

Response No. 2:

Although based upon SEC criteria, the transaction between Hogan & Slovacek, P.C. (“Hogan”),  and Tullius Taylor Sartain & Sartain LLP (“Tullius Taylor”) was an accounting merger, from a legal perspective, the shareholders of Hogan joined Tullius Taylor as partners.   Tullius Taylor then changed its name to HoganTaylor LLP.  Thus, the exhibit 16 letter filed with the above referenced Form 8-K is from the appropriate party.

We would appreciate your earliest possible review of this letter in response to your comments.  To expedite the conveyance of additional comments, please feel free to call me at (918) 586-8528 at any time.

Yours very truly,

/s/ J. Ryan Sacra

J. Ryan Sacra

cc:          Warren F. Kruger
Robert H. Nelson

                 Manufacturer of Recycled Plastic Pallets

February 5, 2009

Dennis Hult
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C.  20549

Re:          Greystone Logistics, Inc.
Form 8-K
Filed January 13, 2009
File No. 0-26311

Dear Mr. Hult:

In connection with your review of the captioned filing and our response to your comment letter as set forth in that certain letter of Conner & Winters, LLP, addressed to Securities and Exchange Commission dated February 5, 2009, Greystone Logistics, Inc. (the “Company”) acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call me at (918) 583-7441 at any time.

Best regards,

/s/ Robert H. Nelson

Robert H. Nelson
Chief Financial Officer

cc: Ryan Sacra, Conner & Winters, LLP

1613 E 15th Tulsa, OK  74114 (918) 583-7441 (918) 583-7442 fax